May 6, 2003

Dear Canada Life shareholder:

Canada Life shareholders have voted overwhelmingly in favour of the proposal by Great-West Lifeco Inc. (Great-West) to purchase Canada Life.

Under the transaction, still subject to regulatory approval, Great-West will acquire all of Canada Life's common shares for a combination of cash and Great-West securities valued (as at February 14, 2003) at CDN$44.50 per Canada Life common share.

It is now time for you to choose how you want to be paid for your Canada Life common shares.

You can elect to receive cash, Great-West securities, or a combination of cash and Great-West securities, for your Canada Life common shares, subject to maximum limits and proration, when the transaction closes.

To help you make your choice, enclosed in this package is either a yellow election form for use by ownership statement holders or a green election form for use by those holding physical share certificates. You need to complete and return the applicable form (together with your share certificates, if applicable) to Computershare, our transfer agent. In order for your election to be valid, Computershare must receive your election form (and share certificates, if applicable) not later than 4:00 p.m. Toronto time on July 3, 2003 (or such other date as we may publicly announce).

An information sheet with answers to questions you may have about completing your election form is attached. We have also enclosed a brief guide to assist you in completing the election form. The proxy circular dated March 22, 2003, previously mailed to you, can also be referred to during the election process. If you require another copy of the proxy circular, you can access it from our web site at www.canadalife.com under "Latest Shareholder News", from the Canadian securities regulators' web site at www.sedar.com or you can obtain a copy by calling Computershare.

Computershare can help you complete your election form but cannot provide investment, legal or tax advice. We strongly urge you to consult your financial and/or legal advisors for investment, tax and other guidance relevant to your particular personal circumstance.

The result of the shareholder vote is the creation of the largest life insurance company in Canada and a North American leader with a strong international platform. In today's consolidating financial services environment, bigger and stronger are important for effective competitiveness.

If you have any questions about these forms or the election process, please call Computershare.

Yours truly,

DAVID A. NIELD
Chairman and Chief Executive Officer

The contents of this letter and the accompanying documents have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by Credit Suisse First Boston (Europe) Limited. Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Canada Life and no one else in connection with the Transaction and will not be responsible to any person other than Canada Life for providing the protections afforded to clients of Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the Transaction.